# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LOEWS CORP, CIK 0000060086
CUSIP: 540424108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9 WEST 57TH STREET, NEW YORK, New York (NY), 10019-2714
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0000891836-18-000046
Filed by CIK 0001009879
Persons authorized to receive notices and communications: Barry L. Bloom, 712 Fifth Avenue, 12th Floor, New York, New York (NY), 10019, (212) 521-2930

## Reporting persons
- Andrew H. Tisch (CIK 0001009879): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,184,959; shared voting power 840,000; sole dispositive power 14,184,959; shared dispositive power 840,000; aggregate amount beneficially owned 15,024,959 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LOEWS CORP
Address of issuer's principal executive offices: 9 WEST 57TH STREET, NEW YORK, New York (NY), 10019-2714

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended by deleting the text thereof in its entirety and replacing it with the following:

As of August 7, 2026, Mr. Tisch beneficially owned a total of 15,024,959 shares of Common Stock of the Issuer, including 1,115,472 shares held by him; 13,069,487 shares held by trusts of which he is trustee; and 840,000 shares held by a charitable foundation of which he is a director. The total number of shares beneficially owned by Mr. Tisch constituted approximately 7.3% of the 204,427,720 shares of Common Stock of the Issuer outstanding on July 31, 2026, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended by deleting the text thereof in its entirety and replacing it with the following:

Mr. Tisch had sole voting and dispositive power over 1,115,472 shares held by him and 13,069,487 shares held by trusts of which he is trustee. Mr. Tisch may be deemed to have shared voting and dispositive power over 840,000 shares held by a charitable foundation of which he is a director.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended by deleting the text thereof in its entirety and replacing it with the following:

During the 60 days preceding the filing of this statement, the only transactions in the Common Stock of the Issuer engaged in by Mr. Tisch were as follows: on August 4, 2026, Mr. Tisch contributed 559,000 shares of Common Stock to a trust of which he is trustee, which did not change Mr. Tisch's beneficial ownership; and on August 6, 2026, a family trust established by Mr. Tisch's late mother distributed a total of 924,000 shares of Common Stock to trusts of which Mr. Tisch is trustee, which did not involve a sale or purchase or any form of consideration.

## Signatures
- Andrew H. Tisch: /s/ Andrew H. Tisch, Andrew H. Tisch (08/07/2026)